Exhibit 99.2

VOTING RESULTS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

MERUS N.V.

May 24, 2017

Shares represented at the meeting: 15,192,367 ordinary shares (~78.35% of the issued share capital).

Agenda item	For	Against	Abstain
1. Opening	N/A	N/A	N/A
2. Annual report	N/A	N/A	N/A
3. Implementation of compensation policy
4. Adoption of annual accounts	15,182,157	600	—
5. Dividend and reservation policy	N/A	N/A	N/A
6. Appointment of auditor	15,182,157	600	—
7. Release of managing directors from liability	15,191,047	1,320	—
8. Release of supervisory directors from liability	15,191,047	1,320	—
9. Change of corporate governance structure	N/A	N/A	N/A
10. Amendment of articles of association and re-designation of directors	15,095,442	96,925	—
11. Re-appointment of Dr. W. Berthold, Ph. D.	15,191,727	640	—
12. Re-appointment of Dr. J.P. de Koning, Ph. D.	14,671,727	20,640	500,000
13. Amendment of compensation policy	15,114,533	77,264	570
14. Amendment of supervisory board member compensation program	15,113,337	78,460	570
15. Increase of grant date fair value under supervisory board member compensation program	14,627,478	564,319	570
16. Equity compensation Mr. M.T. Iwicki	15,124,559	67,238	570

17. Equity compensation Dr. W. Berthold, Ph.D.	15,124,579	67,238	550
18. Equity compensation Mr. L.M.S. Carnot	15,124,579	67,238	550
19. Equity compensation Dr. J.P. de Koning, Ph.D.	14,624,579	67,238	500,550
20. Equity compensation Dr. A. Mehra, M.D.	15,124,579	67,238	550
21. Equity compensation Mr. G.D. Perry	15,124,579	67,238	550
22. Amendment of awards under 2010 employee option plan	15,123,724	68,643	—
23. Authorization of board to issue shares and grant rights to subscribe for shares	15,123,974	68,373	20
24. Authorization of board to limit or exclude pre-emption rights	15,125,509	66,838	20
25. Authorization of board to repurchase shares	15,191,157	1,190	20
26. Close	N/A	N/A	N/A

For confirmation

/s/ A. Noordzij
A. Noordzij
Secretary of the meeting